U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Pequot Capital Management, Inc.
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   (Last)                           (First)             (Middle)

500 Nyala Farm Road
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                                    (Street)

Westport, CT 06880
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Elastic Networks, Inc.
ELAS
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


3/02
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (1) (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          3/5/02         U             4,672,883 (2)  D     (3)       0             I(2)      Investment
                                                                                                                          Advisor(1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                   10.
                                                                                                          9.       Owner-
                                                                                                          Number   ship
                                                                                                          of       Form
                    2.                                                                                    Deriv-   of
                    Conver-                    5.                              7.                         ative    Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-   ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities    Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-    ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned    (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End   In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of       direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month    (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.  (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)       4)      4)
------------------------------------------------------------------------------------------------------------------------------------

Warrant            $7.32    3/5/02     U             51,230  Immed.   8/4/03   Common    51,230   $7.32    0       I(2)   Investment
                                                      (2)(4)                   Stock      (2)                            Advisor (1)
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
Explanation of Responses:

(1) Pequot Capital Management, Inc., ("Pequot") is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 and has voting power and investment power with respect to securities in clients' accounts, (the "Accounts"). Pequot disclaims any obligation to file this report, and this report shall not be deemed an admission that Pequot is subject to Section 16 with respect to the issuer or such securities. One employee of Pequot served on the Board of Directors of the issuer.

(2) Pequot disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Pequot is the beneficial owner of such securities for the purposes of Rule 16(a)-1(a)(1)or (a)(2) or for any other purposes.

(3) Disposed of pursuant to the merger agreement between the issuer and Paradyne Networks, Inc. in exchange for 1,069,154 shares of Paradyne Networks, Inc. (NASDAQ: PDYN) common stock having a market value of $3.92 per share on the effective date of the merger, March 5, 2002.

(4) This warrant was terminated as of the effective date of the merger with Paradyne Networks, Inc., March 5, 2002.



/s/ Kevin E. O'Brien, General Counsel                           4/10/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number.


Name: Gerald A. Poch

Address:  c/o Pequot Capital Management, Inc.
          500 Nyala Farm Road
          Westport, CT 06880

Designated Filer: Pequot Capital Management, Inc.

Issuer & Ticker Symbol: Elastic Networks, Inc.
                        ELAS

Statement for Month/year: 3/02

Nature of Indirect Beneficial Ownership: By Investment Adviser (See Footnote 1)
- Gerald A. Poch is an employee of Pequot Capital Management, Inc., and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

Signature: /s/ Gerald A. Poch
                                                                          Page 2


02720.001 #316644